Exhibit 99.1

Neptune Wellness Solutions Inc. Completes Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

The Company expects the pivot to B2C branded product revenue across new categories including flower and vapes to deliver higher margins within a $2.1 billion market

With U.S. House to Vote on Decriminalization, the Company announces production of its first hashish product offerings at its Quebec facility

LAVAL, QC, Dec. 1, 2020 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today provided an update on its transition and growth strategy from Chief Financial Officer and Global Operating Officer Dr. Toni Rinow.

The Company is completing its transition over Q3 Fiscal 2021 and Q4 Fiscal 2021 from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product.

Neptune is beginning its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the company's purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products and will be available to a footprint totaling 567 retail stores across Ontario and British Columbia, with the opportunity to scale to additional retailers in additional provinces upon securing supply agreements.

The Company also owns and operates the brands Forest Remedies™, Ocean Remedies™, Neptune Wellness™ and OCEANO3™ and remains in negotiations with various brand ambassadors to build, accelerate and increase product and white label offerings across a broad spectrum of generations and demographics in a determined effort to capture market share.

Neptune is paid on sales for its cannabis-based products, but expects to only recognize the full extent of revenue upon sales to the end customer during the first year of a product SKU due to IFRS accounting rules. Accordingly, in the short term, both revenues and gross margins will be affected. At the same time. Dr. Rinow said: "The Company was relentlessly focused on improving gross margins and developing its core businesses of owned and operated consumer brands in an effort to continue the Company's path throughout fiscal 2022 to achieving positive adjusted EBITDA."

The Company believes the transition from low margin high risk third-party extraction (bottom of economic waterfall) to its own branded products with higher margins and lower risk (top of economic waterfall) is a critical pivot that will set up Neptune to be a sustainable and world-class innovative business differentiated from its peer set and built for long-term profitability. The Company also believes that building its own branded portfolio will result in higher asset values, more sustainable cash flows and higher gross margins leading to positive adjusted EBITDA sooner than under a low margin B2B business model.

These activities will also ready the Company for the next frontier: the future expansion into legal adult use-cannabis and global hemp, beginning in the United States with the potential for legalization of cannabis under President-Elect Joe Biden. Even before Biden is sworn in as the 46th President, the U.S. House of Representatives is expected to introduce the Marijuana Opportunity, Reinvestment and Expungement (MORE) Act for a full floor vote as soon as this week.

"In addition to our commitment to innovate and differentiate in the cannabis space, and to deliver various potency levels and taste profiles to meet a wide range of consumer preferences, Neptune is focused on operating its businesses in a manner that will result in improved gross margins while prudently maintaining a strong cash position. We recently reported the Company's highest ever quarterly gross revenue and at the same time, the business has made significant efforts in strengthening its operational efficiencies to build shareholder value," said Dr. Rinow. "To that end, Neptune is accelerating its evolution in categories of the business that are most able to generate higher gross margins on sales such as its owned and operated branded products. This includes the development of vapes, gummies, flower and other infused products under the Mood Ring™ label and additional brands to announced."

With regards to other facets of Neptune's diversified business, including its international trade business, Neptune is delaying fulfillment into the Q4 of Fiscal 2021 (or later) of certain products manufactured overseas due to rising air freight costs and the challenges in international supply chains resulting from macroeconomic conditions facing the world due to the COVID-19 pandemic. There were significant restructuring and other one-time charges included in the second quarter of Fiscal 2021, as was discussed in Neptune's November 16 earnings announcement. Certain aspects of the Company's business experienced tremendous growth but at the same time came under immense margin pressures and expedited delivery of products which did not permit the Company to realize acceptable gross margins which is part of our core financial strategy.

"Neptune remains very excited about its businesses, market strength, and blueprint for the future. Our continued and rapid expansion will permit the Company to maintain and sustain the business while continuing growth in a diligent and prudent financial manner. Such financial discipline and operational agility will better position Neptune to grow and succeed in the near-term and for decades to come and will allow us to continue to become more relevant and move even closer to our consumers, buyers and communities," Dr. Rinow added.

For more information visit Neptune's corporate website.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://neptunecorp.com/.

CAUTION REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. This non-IFRS financial measure is comprised of adjustments that are derived from the Company's financial statements and are presented in a consistent manner. The Company uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company's financial condition and operating results. Neptune's method for calculating Adjusted EBITDA may differ from that used by other companies.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Company are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements, including but not limited to statements relating to the timing of the delivery of orders, achievement of financial measures including positive adjusted-EBITDA and expanded gross margins and the growth of the Company's businesses, involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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CO: Neptune Wellness Solutions Inc.

CNW 07:00e 01-DEC-20